UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

868168105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,397,144
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,397,144
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 868168105	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,397,144
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,397,144
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 868168105	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,397,144
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,397,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 868168105	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons Deven Petito
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,204
	8.	Shared Voting Power
	9.	Sole Dispositive Power 16,204
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 868168105	Page 6 of 11 Pages

This Amendment No. 11 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Superior Industries International, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on August 16, 2021, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 3, 2021, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 10, 2021, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 24, 2021, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 15, 2021, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on November 24, 2021, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 27, 2021, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on January 25, 2022, as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on February 7, 2022, as amended by Amendment No. 9 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 28, 2022, and as amended by Amendment No. 10 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 30, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	The first and second paragraphs of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a) This joint statement on Schedule 13D is being filed by Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund”), Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “GP”), Thomas E. Lynch and Deven Petito. Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Lynch, Justin C. Jacobs, Eric Yanagi, and Mr. Petito are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Mr. Lynch has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement dated January 12, 2024, a copy of which is filed as Exhibit 4 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

2.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 4,380,940 shares of Common Stock for $30,103,926.59 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options. In addition, Mr. Petito was granted the Director RSUs (as defined below) in connection with his appointment as a director of the Issuer.

CUSIP No. 868168105	Page 7 of 11 Pages

3.	Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraphs after the third paragraph:

On January 11, 2024, the Issuer and the Fund (“Mill Road”) entered into a Cooperation Agreement (the “Agreement”).

Pursuant to the Agreement, the Issuer has agreed that the board of directors of the Issuer (the “Board”) will appoint Deven Petito (the “Mill Road Designee”, which term includes certain successor designees) to the Board and will include him as a nominee to the Board on the slate of nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the 2024 Annual Meeting. In accordance with the Agreement, on January 11, 2024, the Board appointed Mr. Petito to the Board and simultaneously granted the Director RSUs to him.

The Mill Road Designee shall have all of the rights and obligations of a director under applicable law and the Issuer’s organizational documents while serving on the Board and shall be entitled to the same rights and benefits as a majority of the other non-employee directors, including with respect to expense reimbursement, insurance, indemnification, advancement of expenses, compensation and preparation and filing of certain forms with the Securities and Exchange Commission. The Mill Road Designee must, at all times while serving as a member of the Board, comply with all policies applicable to Board members. The Issuer’s obligation to nominate the Mill Road Designee will terminate, and the Mill Road Designee has irrevocably agreed to offer to resign, if (1) Mill Road and its affiliates cease to collectively beneficially own at least 5.0% of the Issuer’s common stock then outstanding or (2) both (a) Mill Road or the Mill Road Designee commits a material breach of the Agreement, which breach, if capable of being cured, is not cured within 15 days after receipt by Mill Road of written notice from the Issuer specifying the material breach and (b) the Issuer is not in material breach of the Agreement.

If the Mill Road Designee is unable or unwilling to serve as a director of the Issuer, resigns as a director of the Issuer, is removed as a director of the Issuer or ceases to be a director of the Issuer for any reason prior to the expiration of the Standstill Period (as defined below), or if the Mill Road Designee is nominated by the Issuer but not elected as a director of the Issuer at the Applicable Meeting (as defined below), Mill Road may designate a replacement designee, subject to the Issuer’s approval (not to be unreasonably withheld) and subject to any applicable reelection requirements required by law, stock exchange rules, or the Issuer’s organizational documents. The Issuer will, in connection with the cessation of the Mill Road Designee’s service as a director of the Issuer for any reason, take all actions reasonably necessary to extend any directors’ and officer’s liability insurance coverage for the Mill Road Designee for a period of not less than one (1) year from such event.

CUSIP No. 868168105	Page 8 of 11 Pages

Mill Road has agreed to various standstill provisions in the Agreement. Subject to the more detailed terms and conditions of the Agreement, for the duration of the Standstill Period (as defined below), Mill Road has generally agreed, among other things, that it will not, subject to certain exceptions described in the Agreement:

1. in any way participate in any “solicitation” of proxies, or knowingly advise, encourage or seek to influence any person (other than its affiliates) with respect to the voting of any securities of the Issuer for the election of directors or approval of any stockholder proposals;

2. except with the prior written consent of the Chair of the Board, knowingly acquire any ownership interest of 17.0% or more of the Issuer’s common stock outstanding at such time;

3. engage in any short sale or other trade with respect to any security that Mill Road knows to derive any significant part of its value from a decline in the market price or value of the securities of the Issuer;

4. effect any tender or exchange offer, merger, consolidation, acquisition, recapitalization, reorganization, sale or acquisition of material assets or other extraordinary transaction involving the Issuer;

5. call any meeting of stockholders, nominate any candidate to the Board (except as set forth in the Agreement), seek the removal of any member of the Board, solicit consents from stockholders or otherwise take corporation action by written consent of stockholders in a manner inconsistent with the recommendation of the Board; or

6. take any material action in support of or make any proposal or request that constitutes advising, controlling, changing or influencing the Board or management of the Issuer, any material change in the capitalization, capital allocation practices or dividend policy of the Issuer, or any other material change in the Issuer’s management, business or corporate structure, including amendments to the Issuer’s certificate of incorporation or bylaws.

Mill Road has also agreed that, during the Standstill Period (as defined below), it will vote its shares in favor of all directors nominated by the Board for election at such meetings. It will also vote its shares in accordance with the Board’s recommendations on all other matters, except with respect to certain specified matters, including proposals relating to (i) an extraordinary transaction, (ii) any amendment to the certificate of incorporation or bylaws of the Issuer, (iii) the implementation of takeover defenses or (iv) certain issuances of securities.

Mill Road and the Issuer have each agreed, subject to certain exceptions, that during the Standstill Period (as defined below), neither will make or cause to be made any public statement or announcement that constitutes an ad hominem attack on, or otherwise defames or slanders the other party or affiliates thereof or any of its officers, directors or employees.

CUSIP No. 868168105	Page 9 of 11 Pages

The “Standstill Period” means the period commencing on the date of the Agreement and ending on the date that is thirty (30) days prior to the expiration of the Issuer’s advance notice period for the nomination of directors at the 2025 annual meeting of stockholders of the Issuer. If, on or before the date that is sixty (60) days prior to the expiration of the Issuer’s advance notice provision for the nomination of directors at the then-next annual meeting of stockholders of the Issuer, starting with the 2025 annual meeting of stockholders of the Issuer (each, an “Applicable Meeting”), both (i) the Issuer irrevocably agrees with Mill Road in writing to include the Mill Road Designee on the Issuer’s slate of director nominees for such Applicable Meeting, and (ii) the Mill Road Designee agrees to serve as a director of the Issuer, then the Standstill Period shall be extended (A) if the Mill Road Designee is not elected as a director of the Issuer at the Applicable Meeting, to the date the Mill Road Designee ceases to serve as a director of the Issuer, or (B) if the Mill Road Designee is elected as a director of the Issuer at the Applicable Meeting, to the date that is thirty (30) days prior to the expiration of the Issuer’s advance notice period for the nomination of directors at the next annual meeting of stockholders of the Issuer following such Applicable Meeting.

The restrictions during the Standstill Period terminate upon the expiration of the Standstill Period. They terminate earlier if (1) the Issuer enters into a definitive agreement with a third party that would result in such third party acquiring securities representing a majority of the voting power of the Issuer or a majority of the consolidated assets of the Issuer or (2) both (a) the Issuer commits a material breach of the Agreement, which breach, if capable of being cured, is not cured within 15 days after receipt by the Issuer of written notice from Mill Road specifying the material breach and (b) neither Mill Road nor the Mill Road Designee is in material breach of the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated by reference as Exhibit 7 to this Amendment No. 11 and is incorporated herein by reference.

4.	Paragraphs (a) and (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 28,091,440 shares of Common Stock issued and outstanding as of October 27, 2023, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of January 12, 2024, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 4,397,144 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP.

CUSIP No. 868168105	Page 10 of 11 Pages

Accordingly, each of the Reporting Persons (other than Mr. Petito) beneficially owns 4,397,144 shares of Common Stock, or approximately 15.7% of the outstanding shares of Common Stock, Mr. Petito beneficially owns 16,204 shares of Common Stock, or approximately 0.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 4,397,144 shares of Common Stock, or approximately 15.7% of the outstanding shares of Common Stock.

5.	Item 6 of the Schedule 13D shall hereby be amended by inserting the following paragraphs at its beginning:

The Information in Item 4 of this Schedule 13D regarding the Agreement is incorporated herein by reference.

On January 11, 2024, the Issuer granted 16,204 restricted stock units to Mr. Petito in connection with his appointment as a director of the Issuer, which are scheduled to vest on January 11, 2025 (the “Director RSUs”). Pursuant to a pre-existing contractual obligation, Mill Road Capital Management LLC has the right to receive the economic benefit of the Director RSUs.

6.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

Exhibit 4	Amended and Restated Joint Filing Agreement by and among Mill Road Capital III, L.P., Mill Road Capital III GP LLC, Thomas E. Lynch and Deven Petito dated as of January 12, 2024.

Exhibit 5	Amended and Restated Confirming Statement of Thomas E. Lynch dated January 12, 2024.

Exhibit 6	Confirming Statement of Deven Petito dated January 12, 2024.

Exhibit 7	Cooperation Agreement, dated as of January 11, 2024, between Mill Road Capital III, L.P. and Superior Industries International, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, event date of January 11, 2024, filed with the Securities and Exchange Commission on January 11, 2024).

Exhibit 8	Form of Non-Employee Director’s Restricted Stock Unit Agreement under the Superior Industries International, Inc. Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2016).

7.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 868168105	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	January 12, 2024

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

DEVEN PETITO

/s/ Deven Petito
Deven Petito